UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-67225

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GCMI Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19100 Von Karman Avenue Suite 950
(No. and Street)

Irvine	CA	92612
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen G Holmes 949.499.0099
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18401 Burbank Blvd. Ste 120	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen G Holmes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GCMI Securities Corp., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CCO

Title

**SEE ATTACHED NOTARIAL DOCUMENT

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached and not the truthfulness, accuracy, or validity of that document.

State of California County of Orange)ss.
On 01/07/2021 before me, J. A. Brown, Notary Public, personally appeared Stephen G. Holmes, who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument. I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct. WITNESS my hand and official seal.

J. A. BROWN
COMM...2260217
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
My Term Exp. Sept. 28, 2022

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 · Tel. (818) 636-5660 · Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder's and Board of Directors of GCMI Securities Corp.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of GCMI Securities Corp. as of December 31, 2020, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of GCMI Securities Corp. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of GCMI Securities Corp.'s management. My responsibility is to express an opinion on GCMI Securities Corp.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to GCMI Securities Corp. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the GCMI Securities Corp.'s financial statements. The Supplemental Information is the responsibility of the GCMI Securities Corp.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.



Brian W. Anson, CPA

I have served as GCMI Securities Corp.'s auditor since 2018.

Tarzana, California

January 11, 2021

GCMI Securities Corp.

Report Pursuant to Rule 17a-5(d)

Financial Statements

For the Year Ended December 31, 2020

GCMI Securities Corp.
Statement of Financial Condition
December 31, 2020

Assets

Cash	$229,619
Total Assets	$229,619

Liabilities and Stockholder's Equity

Liabilities		$ -
Stockholder's Equity		
Common stock ($.01 par value, 1,000 shares authorized; 100 shares issued and outstanding)	$ 1	
Paid-in capital	79,999	
Retained earnings	149,619	229,619
Total Liabilities and Stockholder's Equity		$229,619

See accompanying notes to financial statements

GCMI Securities Corp.
Statement of Income
For the Year Ended December 31, 2020

Revenue

Merger and acquisition fees (Note 2)	$492,103
Interest income	1,642
Total Revenue	493,745

Expenses

Commissions (Note 2)	323,471
Licenses and permits (FINRA, SIPC fees)	5,575
Office expenses (Note 4)	12,000
Professional fees	17,700
Bank service charges	53
Total Expenses	358,799
Income Before Income Taxes	134,946
Income Tax Provision (Notes 2 and 7)	-
Net Income	$134,946

GCMI Securities Corp.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2020

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2019	100	$ 1	$ 49,999	$114,673	$164,673
Capital Contribution			30,000		30,000
Net Income				134,946	134,946
Dividends				(100,000)	(100,000)
Balance, December 31, 2020	100	$ 1	$ 79,999	$149,619	$229,619

See accompanying notes to financial statements

GCMI Securities Corp.
Statement of Cash Flows
For the Year Ended December 31, 2020

Cash Flows from Operating Activities	
Net income	$134,946
Net Cash Flows from Operating Activities	134,946
Cash Flows for Investing Activities	-
Cash Flows from (used in) Financing Activities	
Capital contribution from Parent	30,000
Dividend paid to Parent	(100,000)
Net Cash Flows from Financing Activities	(70,000)
Net increase in Cash	64,946
Cash - beginning of the year	164,673
Cash - end of the year	$229,619
Supplemental Cash Flow Information	
Cash paid for interest	$ -
Cash paid for income tax	$ -

See accompanying notes to financial statements

GCMI Securities Corp.
Notes to Financial Statements
December 31, 2020

Note 1 - Organization and Nature of Business

GCMI Securities Corp. (the "Company") was incorporated in the State of California on December 14, 2005 and is wholly owned by its parent Global Capital Markets, Inc. (the "Parent"). The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company provides principally merger and acquisition advisory and private placement services for customers, with registered offices in Irvine and San Francisco, California.

Note 2 - Significant Accounting Policies

Securities - Under its membership agreement with FINRA, the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes - The Company elected to be taxed as a qualified subchapter S subsidiary ("Q Sub") with its parent reporting as an S Corporation for Federal and California state income tax purposes.

As a Q Sub, the Company's asset, liability, income and expense items are treated as though they were owned, held or incurred by the Parent S Corporation. As provided by its tax and expense sharing agreement, all taxes are paid by the Parent.

Revenue Recognition - Revenue is measured based on the consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it has satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

Per FINRA Form "Supplemental Statement of Income (SSOI)" the Company generates its revenue from investment banking fees.

Retainers are held by the Parent and not shared with the Company inasmuch as they typically are less than related project preparation costs. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period.

Note 3 - Fair Value

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Note 4 - Related Party

The Company and its Parent have entered into an expense sharing agreement whereby the Company pays the Parent $1,000 per month for tax and office expenses, including rent. During the year ending December 31, 2020 the Company paid its Parent $12,000. In February 2016 the FASB issued ASU 2016-02 on Leases. Under the new guidance lessees are required to recognize a lease liability and a right-to-use asset for all leases at the commencement date, with the exception of short-term leases. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018 and early adoption is permitted. The Company is not subject to this requirement inasmuch as it has an expense sharing agreement with its Parent.

A negotiated percentage, about 70 percent, of the fees generated from the successful completion of each project are paid to registered representatives of the Company.

It is possible that the terms of certain of related party transactions are not the same as those that would result from transactions among wholly unrelated parties.

Note 5 - Concentration of Credit Risk and Customers

The Company is engaged in various activities in which counter-parties primarily include broker-dealers, banks and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Two customers accounted for over 90 percent of the revenues of the Company for the year ended December 31, 2020.

Note 6 - Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2020, the Company had net capital of $229,619 which was $224,619 in excess of its required net capital of $5,000. The Company's net capital ratio was 0 to 1.

Note 7 - Income Taxes

As discussed in Note 2 - Significant Accounting Policies, the Company elected to be taxed as a Q Sub with its parent reporting as an S Corporation for Federal and California state income tax purposes. As a Q Sub, the Company's asset, liability, income and expense items are treated as though they were owned, held or incurred by the Parent S Corporation. As provided by its tax and expense sharing agreement, all taxes are paid by the Parent.

Note 8 - Subsequent Events

Management has reviewed the results of operations for the period of time from its year-end December 31, 2020 through January 11, 2021, the date the financial statements were available to be issued and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

GCMI Securities Corp
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
December 31, 2020

Computation of net capital	
Total ownership equity from statement of financial condition	$229,619
Nonallowable assets:	
Commissions receivable	-
Net capital	229,619
Computation of net capital requirements	
Minimum net aggregate indebtedness - 6.67% of net aggregate indebtedness	-
Minimum dollar net capital required	5,000
Net capital required (greater of above amounts)	5,000
Excess capital	224,619
Excess net capital (net capital less 10% of aggregate indebtedness)	224,619
Computation of aggregate indebtedness	
Total liabilities	-
Aggregate indebtedness to net capital	-

Reconciliation
The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net capital per computation	229,619
Variance	
Rounding	-
Net capital per audit report	$229,619

There were no reported differences between the audit and FOCUS at December 31, 2020

See accompanying notes to financial statements

GCMI Securities Corp.
Schedule II - Determination of Reserve Requirements
Under Rule 15c3-3(e)
December 31, 2020

GCMI Securities Corp. has no reserve deposit obligations under SEC 15c3-3(e) because it is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

See accompanying Report of Independent Registered Public Accounting Firm

GCMI Securities Corp.
Schedule III – Information Related to Possession or Control
Requirements Under Rule 15c3-3(b)
December 31, 2020

GCMI Securities Corp. has no possession or control obligations under SEC 15c3-3(b) because it is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

See accompanying Report of Independent Registered Public Accounting Firm

GCMI Securities Corp. Exemption Report

We, as members of the management of GCMI Securities Corp. (the "Company") are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the SEC and the broker's or dealer's designated examining authority. One of the reports to be included in the annual filing is an exemption report prepared by an independent registered public accounting form, based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions.

The Company is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and is therefore not subject to SEA Rule 15c3-3 for the most recent fiscal year ended December 31, 2020. The Company represents that it has not held customer funds or securities, did not carry accounts of or for customers and did not carry broker-dealer proprietary accounts as defined in Exchange Act Rule 15c3-3. The Company limits its business activities to merger and acquisition advisory and private placement services.

The Company has maintained compliance with the above throughout the fiscal year ended December 31, 2020, without exception.

GCMI Securities Corp.



Steve Holmes, President
January 11, 2021

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
GCMI Securities Corp.
Irvine, California

I have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report in which GCMI Securities Corp., stated that GCMI Securities Corp.'s, business activities are limited to private placement of securities, merger and acquisitions, and corporate finance advisory services, including corporate evaluations, buyer/seller finder arrangements, and investment banking referral activities, and that it has not held customer funds or securities and that GCMI Securities Corp. is classified as "non-covered" pursuant to footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q & A 6 of the related FAQ issued by SEC state on April 4, 2014. GCMI Securities Corp. also stated that it had maintained compliance with the above declaration throughout the most recent fiscal year ended December 31, 2020, without exception. GCMI Securities Corp.'s management is responsible for compliance and is not subject to the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934 and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about GCMI Securities Corp.'s declaration concerning the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.



Brian W. Anson
Certified Public Accountant
Tarzana, California
January 11, 2021